SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kinder Morgan, Inc.

(Name of Issuer)

Class P Common Stock, Par Value $0.01

(Title of Class of Securities)

49456B 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 50,353,599

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: C/R Energy GP III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 50,353,599

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person OO

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: C/R Knight Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 25,623,240

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: C/R Energy III Knight Non-US Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 7,558,241

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Carlyle/Riverstone Knight Investment Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 17,172,118

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Riverstone Energy Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 711,382

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Riverstone Coinvestment GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 711,382

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Carlyle Energy Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 151,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

CUSIP No. 49456B 10 1

1	Name of Reporting Person: Carlyle Energy Coinvestment III GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 151,500

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 51,246,481

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,246,481

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 7.2%

12	Type of Reporting Person PN

(1)                                  Based on 706,893,527 shares of Class P common stock outstanding as of January 20, 2012 per the Issuer’s Prospectus Form 424B3 filed with the SEC on February 1, 2012, assuming all of the outstanding Class A common stock is fully converted and the Class B and Class C common stock is converted into zero shares of Class P common stock.

Item 1(a).	Name of Issuer: Kinder Morgan, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 500 Dallas Street, Suite 1000 Houston, Texas 77002

Item 2(a).

Names of Persons Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

(i) the “C/R Reporting Persons,” consisting of:

•                  Carlyle/Riverstone Energy Partners III, L.P.;

•                  C/R Energy GP III, LLC;

•                  C/R Knight Partners, L.P.;

•                  C/R Energy III Knight Non-US Partnership, L.P.;

•                  Carlyle/Riverstone Knight Investment Partnership, L.P.;

•                  Riverstone Energy Coinvestment III, L.P.; and

•                  Riverstone Coinvestment GP, LLC;

and

(ii) the “Carlyle Reporting Persons,” consisting of:

•                  Carlyle Energy Coinvestment III, L.P.; and

•                  Carlyle Energy Coinvestment III GP, L.L.C.

Item 2(b).

Address or Principal Business Office or, if none, Residence:

The address and principal business office of the C/R Reporting Persons is:

712 Fifth Avenue, 51st Floor

New York, NY 10019

The address and principal business office of the Carlyle Reporting Persons is:

c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

Item 2(c).

Citizenship:
Carlyle/Riverstone Energy Partners III, L.P. is a Delaware limited partnership.

C/R Energy GP III, LLC is a Delaware limited liability company.

C/R Knight Partners, L.P. is a Delaware partnership.

Carlyle/Riverstone Knight Investment Partnership, L.P. is a Delaware limited partnership.

C/R Energy III Knight Non-US Partnership, L.P. is a Delaware limited partnership.

Riverstone Energy Coinvestment III, L.P. is a Delaware limited partnership.

Riverstone Coinvestment GP, LLC is a Delaware limited liability company.

Carlyle Energy Coinvestment III, L.P. is a Delaware limited partnership.

Carlyle Energy Coinvestment III GP, L.L.C. is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities: Class P common stock, par value $0.01.
Item 2(e).	CUSIP Number: 49456B 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
1. Carlyle/Riverstone Energy Partners III, L.P.
	a.	Amount beneficially owned: 51,246,481
	b.	Percent of class: 7.2%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 50,353,599
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 51,246,481

2. C/R Energy GP III, LLC
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 50,353,599
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

3. C/R Knight Partners, L.P.
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,623,240
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of 51,246,481

4. C/R Energy III Knight Non-US Partnership, L.P.
a.	Amount beneficially owned: 51,246,480
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 7,558,241
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

5. Carlyle/Riverstone Knight Investment Partnership, L.P.
a.	Amount beneficially owned: 51,246,481

b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 17,172,118
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

6. Riverstone Energy Coinvestment III, L.P.
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 711,382
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

7. Riverstone Coinvestment GP LLC
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 711,382
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

8. Carlyle Energy Coinvestment III, L.P.
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 151,500
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 51,246,481

9. Carlyle Energy Coinvestment III GP, L.L.C.
a.	Amount beneficially owned: 51,246,481
b.	Percent of class: 7.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 151,500
	iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of : 51,246,481

The Reporting Persons beneficially own Series A-5 shares of Class A Common Stock (“Class A Shares”).  A holder of Class A Shares may, from time to time prior to a Mandatory Conversion Date (as such term is used and defined in the Issuer’s Certificate of Incorporation (the “Charter”) and which shall be no later than May 31, 2015, according to the Charter), elect to convert some, or all, of its Class A Shares in order to sell the resulting shares of the Issuer’s Class P Common Stock (“Common Shares”) to a third party or to make a distribution of such resulting Common Shares to its investors or partners. The Class A Shares also may convert into Common Shares in connection with the occurrence of a Mandatory Conversion Date in accordance with the Charter. The formula for the conversion of Class A Shares into Common Shares, as well as the terms and conditions of such conversions, are specified in Article Fourth of the Charter, filed as Exhibit 3.1 of the Issuer’s Amendment No. 3 to the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 26, 2011.

C/R Energy GP III, LLC exercises investment discretion and control over the shares held by C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and Carlyle/Riverstone Knight Investment Partnership, L.P., in each case through its general partner, Carlyle/Riverstone Energy Partners III, L.P., of which C/R Energy GP III, LLC is the sole general partner.  C/R Energy GP III, LLC is managed by a managing committee comprising Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias, Pierre F. Lapeyre, Jr., David M. Leuschen and Michael B. Hoffman.  The members of the managing committee of C/R Energy GP III, LLC may be deemed to share beneficial ownership of the shares beneficially owned by C/R Energy GP III, LLC. Such individuals expressly disclaim any such beneficial ownership.

Riverstone Coinvestment GP LLC exercises investment discretion and control over the shares held by Riverstone Energy Coinvestment III, L.P., which is subject to contractual commitments that it invest and divest side-by-side with C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and Carlyle/Riverstone Knight Investment Partnership, L.P.

Carlyle Energy Coinvestment III GP, L.L.C. exercises investment discretion and control over the shares held by Carlyle Energy Coinvestment III, L.P., which is subject to contractual commitments that it invest and divest side-by-side with C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and Carlyle/Riverstone Knight Investment Partnership, L.P.

The Reporting Persons are, along with Richard D. Kinder, certain other shareholders and investment funds affiliated with each of Goldman, Sachs & Co., Highstar Capital LP, and The Carlyle Group, each party to a shareholders agreement (the “Shareholders Agreement”) which requires each of them to vote together in respect of the selection of certain directors and certain other stockholder actions, and also contains certain provisions regarding transfer restrictions with respect to the securities owned by the parties thereto. The parties to the Shareholders Agreement may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person.

Item 5.                    Ownership of five percent or less of a class: Not applicable.

Item 6.                    Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.                    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:  Not applicable.

Item 8.                    Identification and classification of members of the group:

See Exhibit 99.2.

Item 9.                    Notice of dissolution of group: Not applicable.

Item 10.                 Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

C/R ENERGY GP III, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

C/R KNIGHT PARTNERS, L.P.
	By:	Carlyle/Riverstone Energy Partners III, L.P., its general partner
	By:	C/R Energy GP III, LLC, its sole general partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP, L.P.
	By:	Carlyle/Riverstone Energy Partners III, L.P., its general partner
	By:	C/R Energy GP III, LLC, its sole general partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

C/R ENERGY III KNIGHT NON-US PARTNERSHIP, L.P.
	By:	Carlyle/Riverstone Energy Partners III, L.P., its general partner
	By:	C/R Energy GP III, LLC, its sole general partner

	By: :	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

[Signature Page — Schedule 13G]

RIVERSTONE ENERGY COINVESTMENT III, L.P.
By:	Riverstone Energy Coinvestment III GP, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

RIVERSTONE ENERGY COINVESTMENT III GP, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Authorized Person

CARLYLE ENERGY COINVESTMENT III, L.P.
By:	Carlyle Energy Coinvestment III GP, L.L.C.

By:	Jeremy W. Anderson, Attorney-in-Fact
Name: David M. Rubenstein
Title: Managing Director

CARLYLE ENERGY COINVESTMENT III GP, L.L.C.

By:	Jeremy W. Anderson, Attorney-in-Fact
Name: David M. Rubenstein
Title: Managing Director

[Signature Page — Schedule 13G]